For Immediate Release:                        Contact: James A. Luksch
                                                       Chairman, President and
                                                       Chief Executive Officer
                                                       (732) 679-4000


      Blonder Tongue Laboratories, Inc. to Commence Tender Offer For Up To
                       750,000 Shares Of Its Common Stock

OLD BRIDGE, NJ - May 17, 1999 - Blonder Tongue Laboratories, Inc. (AMEX: "BDR") announced today that it will commence a "Dutch Auction" issuer tender offer to purchase for cash up to 750,000 shares of its issued and outstanding common stock, par value $0.001 per share. The tender offer will begin Monday, May 17, 1999, and will expire, unless extended, at 5:00 p.m., New York City time, on Tuesday, June 15, 1999.

Terms of the tender offer, which are described more fully in the Offer to Purchase and the Letter of Transmittal, invite the Company's stockholders to tender up to 750,000 shares of the Company's common stock to the Company at prices not greater than $8.00 nor less than $6.00 per share, as specified by the tendering stockholders. The offer is subject to certain conditions, including the Company's having obtained sufficient financing to fund the purchase of shares tendered in the offer and pay all related fees and expenses.

The Company will determine the lowest single per share price (not greater than $8.00 nor less than $6.00 per share) net to the seller in cash that will allow it to purchase 750,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. Such lowest single per share price will be the purchase price the Company will pay for all shares validly tendered at prices at or below such purchase price and not withdrawn. If more than 750,000 shares are tendered, there will be a proration. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 750,000 shares pursuant to the offer.

The Offer to Purchase, the Letter of Transmittal and related documents will be mailed to stockholders of record of the Company's common stock and will also be made available for distribution to beneficial owners of such common stock.

Neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares.

On May 14, 1999, the closing price of the Company's common stock was $6.00 per share.

Ferris, Baker Watts, Incorporated will serve as the dealer manager and information agent for the tender offer. Any questions or requests for copies of tender offer materials may be directed to Steven L. Shea, Senior Vice President of Ferris, Baker Watts, Incorporated at 100 Light Street, Baltimore, Maryland 21202, Phone: (800) 247-7223.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated May 17, 1999 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Capitalized terms not defined in this announcement have the respective meanings ascribed to such terms in the Offer to Purchase. The Offer is not being made to, nor will the Company accept tenders from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by Ferris, Baker Watts, Incorporated or by one or more registered brokers or dealers licensed under to laws of such jurisdiction.

Blonder Tongue Laboratories is a designer, manufacturer, and supplier of a comprehensive line of electronics and systems equipment for the franchised and private cable television industries. Founded in 1950, Blonder Tongue has grown to be one of the leaders in cable television equipment manufacturing. For more information, please visit the Company's web site at www.blondertongue.com or contact the Company directly at (732) 679-4000.